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                                                                Exhibit (a)(110)

DEAR PEOPLESOFT EMPLOYEES,

You may have heard this afternoon that the United States District Court has ruled that Oracle's proposed acquisition of PeopleSoft does not violate U.S. antitrust laws. While this ruling will receive extensive press coverage, it is really only another chapter in this ongoing saga. I would like to take this opportunity to share my thoughts on what this ruling means, and what it doesn't mean, and what you can expect in the weeks and months ahead.

Most importantly, today's ruling does not mean that Oracle will acquire PeopleSoft.

Our Board of Directors has said from the outset that the proposed acquisition faced tough antitrust scrutiny. The Board's antitrust concerns proved to be well founded as the U.S. Department of Justice (DOJ) and eleven states filed a lawsuit to prevent the proposed acquisition, and the European Commission (EC) issued a formal Statement of Objection. Also, in recommending that stockholders reject each of Oracle's four offers, PeopleSoft's Board of Directors concluded that the offers were inadequate and did not reflect PeopleSoft's real value.

The Board will now, of course, consider today's court decision, its implications and other developments. Some of the other factors that the Board may consider include:

o The DOJ has up to 60 days to file an appeal. The appeals court can affirm the lower court's ruling, reverse it, or send the case back to Judge Walker for additional proceedings. We don't know whether the DOJ will appeal.

o The EC review continues under European antitrust law. Their decision has been delayed because Oracle has not complied with the EC's requestion for information. We believe that Oracle is intentionally delaying matters as part of their efforts to damage our business.

o The tender offer cannot be completed unless PeopleSoft's shareholders rights plan ("poison pill") is eliminated. As it has all along, the Board will continue to exercise its fiduciary responsibility in determining what is in the best interests of our stockholders.

o Oracle could wage a proxy fight at next year's annual meeting to change a majority of our Board of Directors, in an effort to eliminate the poison pill. As you may recall, prior to this year's annual meeting, Oracle nominated, then withdrew its nominees and PeopleSoft's existing Board members were re-elected by an overwhelming majority -- approximately 95% of the vote.

o PeopleSoft's lawsuit against Oracle is scheduled to go to trial November 1st in Oakland. We believe that we can prove to a jury that Oracle intentionally engaged in unfair business practices in connection with its offer, including a deliberate campaign to mislead our customers and prospects, and disrupt our business. In fact, during the
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     course of the recent antitrust trial, internal Oracle documents came to light demonstrating that Oracle's strategy was as we believed all along - to create confusion and let PeopleSoft "twist in the wind". We are seeking compensatory damages of more than $1 billion plus punitive damages from Oracle, as well as an injunction to stop its bid.

WE CONTINUE TO WIN IN THE MARKETPLACE

In the meantime, PeopleSoft continues to win in the marketplace. Although our Q2 results were impacted by the antitrust trial, our revenues were still 30% ahead of last year. We signed 160 new customers during the second quarter - 25% ahead of the prior quarter and nearly 50% more than the same quarter a year ago. In Q3 we signed the largest contract in PeopleSoft history with SAT, the Mexican equivalent of the U.S. Internal Revenue Service.

CENTERPIECE

There is no question that today's court decision is disconcerting on the surface, because the antitrust trial appeared to be the centerpiece of the saga. However, antitrust concerns were never the centerpiece, only one of many issues.

The centerpiece of PeopleSoft is and will continue to be the strength of our employees. All of you have helped demonstrate that strength over the past 15 months, building the second largest enterprise applications software company in the world. A company known for innovative software and customer service. A company distinguished by its integrity and honesty and respect for customers and employees. These things are the real centerpiece of PeopleSoft. These things will continue to set us apart.

Every one of you rose to this challenge 15 months ago. You showed the world what PeopleSoft could do under the most challenging conditions...and the world was amazed. We need to continue to do that.

I thank each of you for your passion and your dedication.

Craig


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Important Additional Information

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle's tender offer. PeopleSoft stockholders should read the
Schedule 14D-9 (including any amendments or supplements) because these documents contain important information. The Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC's website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward-Looking Statements

This press release may contain forward-looking statements that state PeopleSoft's intentions, beliefs, expectations, or predictions for the future. You are cautioned that these statements are only predictions and may differ materially from actual future events or results. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them. The specific forward-looking statements relate to such matters as the impact of PeopleSoft's combination with J.D. Edwards including the integration, the profitability of our international operations, and the combined Company's projected financial performance. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the PeopleSoft's actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: our ability to successfully complete the integration of J.D. Edwards into PeopleSoft and to achieve anticipated synergies; the costs and disruption to our business arising from the Oracle tender offer; economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenue from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in PeopleSoft's filings with the Securities and Exchange Commission. Please refer to PeopleSoft's most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q for more information on the risk factors that could cause actual results to differ.